October 29, 2015

Jamie G. John
Branch Chief
United States Securities and Exchange Commission
Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:    Preferred Apartment Communities, Inc.
Form 10-K
Filed on March 16, 2015
File No. 001-34995

Dear Ms. John:

Preferred Apartment Communities, Inc. (together with all of its subsidiaries, the "Company"), is submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated October 21, 2015 (the "Comment Letter"), with respect to the Annual Report on Form 10-K filed by the Company with the Commission on March 16, 2015 (the "2014 Form 10-K").

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the 2014 Form 10-K. All page number references in the Company’s responses are to page numbers in the 2014 Form 10-K.

Note 5. Real Estate Loans, Notes Receivable, and Line of Credit, page F-21

1.
We note your disclosure on page F-25 regarding the exclusive purchase options associated with certain real estate loans. Please provide the following information with respect to these purchase options:

•	Tell us your historical experience with exercising these purchase options.

As of the date of this letter, our experience with exercising purchase options is limited. The Company has acquired four properties on which it held purchase options and none of the remaining 13 purchase options held by the Company at June 30, 2015 have reached the window where the Company may exercise the purchase option. All four purchases were completed outside of the purchase option windows as the sellers approached the Company to renegotiate the terms to sell the property earlier, including one where the purchase price was increased by $9 million, or more than 20%, over the purchase option price with all of the increase accruing to the benefit of the seller/developer. We do not consider these transactions to be an exercise of the purchase option as they were separately negotiated transactions.

October 29, 2015

•	Tell us whether you currently intend to exercise the purchase options on any of your current real estate loans.

Of the Company's thirteen existing purchase options at June 30, 2015, the Company currently does not intend to exercise two purchase options (or pursue other negotiations to purchase the property), is actively analyzing one purchase option and currently has not begun the detailed analysis on the remaining ten purchase options. Until the property underlying a purchase option is completed and is near stabilization (which we define as 93% occupied for multifamily properties), the Company does not evaluate whether it will exercise a purchase option because it does not have enough financial information on the operation of the property and the related market to make an assessment of the economic value to the Company of exercising a purchase option.

•	Provided additional details regarding your conclusion that you are not the primary beneficiary of the VIEs described on page F-25.

For each real estate loan which we have extended, we have controls and processes in place to perform the following assessments:

i.	Identify all the reporting entities which hold a variable interest in the VIE;

ii.	Identify the activities of the VIE that most significantly impact the VIE’s economic performance; and

iii.	Determine if the reporting entity fulfills both of the following requirements to meet the definition of a primary beneficiary:

a.	Power Criterion -- Do we possess the power to direct the activities of the VIE that most significantly impact a VIE’s economic performance? and

b.	Losses/Benefits Criterion -- Do we have the obligation to absorb losses from or the right to receive benefits of a VIE that could potentially be significant to the VIE?

Each real estate loan agreement contains language describing the specific rights of the counterparties of the loan to direct or control the activities of the project in question. The rights possessed by us are limited to ordinary lender rights (which are subordinate to the senior lender’s rights) which protect the Company’s interest in the principal and interest returns on the loan. The Company does not possess any rights to direct or control the activity of the borrower/developer which could most affect the economic performance of the VIE, which are primarily the borrower’s ability to sell the property prior to the opening of the option window and the ability to hire and replace the property manager. Similarly, the Company does not control or influence the borrower’s selection and utilization of personnel, adherence to project budgets (beyond monitoring), or other activities which may affect the profitability of the VIE. It is the result of our assessment under the power criterion that the Company is not the primary beneficiary, and therefore does not consolidate the VIE.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

October 29, 2015

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions, please contact either Leonard A. Silverstein, the Company’s President and Chief Operating Officer, at 770-818-4147 or me at 678-589-7734.

Sincerely,

/s/ Michael J. Cronin
Michael J. Cronin
Chief Accounting Officer
Preferred Apartment Communities, Inc.

Cc:    John A. Williams
Chief Executive Officer, Preferred Apartment Communities, Inc.

Leonard A. Silverstein
President and Chief Operating Officer, Preferred Apartment Communities, Inc.

Jeffrey R. Sprain
Senior Vice President – Legal and General Counsel, Preferred Apartment Communities, Inc.

Peter M. Fass
Partner, Proskauer Rose, LLP